UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 11-K
______________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the year ended December 31, 2020

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission File Number 1 - 12777

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AZZ Inc. Employee Benefit Plan and Trust

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AZZ Inc.
One Museum Place
3100 West 7th Street, Suite 500
Fort Worth, Texas 76107

AZZ Inc. Employee Benefit Plan and Trust
Financial Statements and Supplemental Schedules
Years Ended December 31, 2020 and December 31, 2019

NOTE:    All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the
AZZ Inc. Employee Benefit Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AZZ Inc. Employee Benefit Plan and Trust (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

WEAVER AND TIDWELL, L.L.P.
Dallas, Texas
We have served as the Plan’s auditor since 2010. Dallas, Texas

July 14, 2021

AZZ Inc. Employee Benefit Plan and Trust

Statements of Net Assets Available for Benefits

	December 31, 2020	December 31, 2019
Assets
Investments, at fair value:
Registered investment companies	$124,404,935	$138,931,001
Pooled separate accounts	26,732,512	10,640,242
AZZ Inc. common stock	539,311	534,764
Total investments at fair value	151,676,758	150,106,007

Fully benefit-responsive investment contract, at contract value	11,163,126	9,397,388

Receivables:
Employer contributions	95,421	193,386
Participant contributions	196,301	380,824
Notes receivable from participants	4,936,368	6,184,331
Total receivables	5,228,090	6,758,541

Net Assets Available for Benefits	$168,067,974	$166,261,936

See accompanying notes to financial statements.

AZZ Inc. Employee Benefit Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31, 2020	December 31, 2019
Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income	$684,572	$2,145,535
Net realized and unrealized gain	21,204,425	27,706,750
Total investment income	21,888,997	29,852,285

Contributions received or receivable:
Employer	5,539,206	5,671,569
Participants	11,547,290	11,858,227
Others (including rollovers)	458,588	956,904
Total contributions	17,545,084	18,486,700

Interest income on notes receivable from participants	311,198	312,012

Total additions	39,745,279	48,650,997

Deductions from Net Assets Attributed to:
Benefits paid to participants	37,474,629	16,574,190
Other fees/expenses	464,612	570,998
Total Deductions	37,939,241	17,145,188

Net increase	1,806,038	31,505,809

Net assets available for benefits at beginning of year	166,261,936	134,756,127

Net assets available for benefits at end of year	$168,067,974	$166,261,936

See accompanying notes to financial statements.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements
A.Description of the Plan

The following description of the AZZ Inc. Employee Benefit Plan and Trust (the “Plan”) provides only general information. The Plan is sponsored by AZZ Inc. (the “Company”). Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of the Company and its affiliates who have completed 30 days of service and attained 18 years of age, and excludes certain employees participating in unions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute up to seventy-five percent (75%) of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations.

Participants are automatically enrolled in the Plan at 3% the first of the month following 30 days of employment and the contribution will automatically increase by 1% annually up to a maximum of 6%. Participants may decline participation in automatic enrollment or the contribution accelerator.

Participants who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year may make catch-up contributions in accordance with, and subject to the limitations imposed by the Internal Revenue Code (the “Code”).

The Company currently makes a matching contribution equal to the first 1% of a participant’s compensation that is deferred to the plan, plus 50% of the next 5% of compensation deferred to the plan.

The plan also permits the Company to make a discretionary non-elective contribution for any year, for participants who have completed a year of service and who both completed 1,000 hours of service during the year and are employed on the last day of the year. No discretionary non-elective contributions were made in 2019 or 2020.

Participant Accounts

A separate account is maintained for each participant and is credited with participant contributions and Company contributions, and adjusted for actual earnings and losses.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are used to offset employer contributions and may be used to pay plan expenses.

At December 31, 2019, net assets available for benefits included approximately $25,436 of unallocated forfeitures. Unallocated forfeiture amounts at December 31, 2019 were allocated during the 2020 Plan year.

In addition, $345,676 of current plan year forfeitures were allocated during 2020. At December 31, 2020,

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements
net assets available for benefits included approximately $11,785 of unallocated forfeitures.

Investment Options

Participants may direct contributions to their account in a variety of investment options, which vary in degree of risk, with the exception of AZZ Inc. common stock for which participants may only hold or sell existing shares. Participants may change their investment options at any time. Investments are held by Prudential Bank & Trust, FSB and are allocated by Prudential Retirement Insurance and Annuity Company, record keeper.

Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. Non-elective contributions and non-safe-harbor matching contributions held in the Plan vest in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Safe harbor matching contributions vest according to the following schedule. See Note G for a Plan amendment in 2020 related to safe harbor matching contributions.

Years of Service	Vesting Percentage

Less than 2 years	0%
2 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to fifteen (15) years. The loans are secured by a portion of the participant’s account and bear interest at prime plus 1% at the time of loan origination. Interest rates for loans at the end of 2020 ranged from 3.25% to 6.50%. Principal and interest are paid ratably through payroll deductions.

Participant Withdrawals

On termination of service, if a participant’s vested account is less than or equal to $5,000, the benefit is payable in a lump sum. If the vested account is greater than $5,000, the participant may elect to receive either a lump sum payment, partial withdrawals, or installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary. If no such election is made, the vested

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements
account will remain in the plan until the participant attains age 65.

Prior to termination of service, a participant who is age 59 ½ may elect to receive all or any portion of their vested benefit. Withdrawals are also available in the case of a participant’s hardship or during qualified military service. Non-safe-harbor match and certain non-elective contributions may also be withdrawn if the participant has completed five years of employment.

CARES Act

As a result of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, the plan administrator implemented new CARES Act options including withdrawal provisions, loans, and temporary waiver of required minimum distributions.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

New Accounting Pronouncements/Accounting Changes

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurements. The ASU modifies the disclosure requirements on fair value measurements in Accounting Standards Codification Topic 820. The ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted. The Company adopted this ASU for the year ended December 31, 2020 and the adoption did not have a material effect on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value (except the Fully Benefit Responsive Investment Contracts which are stated at contract value) as of the end of the Plan period.

Purchases and sales of securities are recorded on the trade dates. Gains or losses on sales of securities are calculated using the average cost of the securities sold. Interest income is recorded on the accrual basis.

All investments and un-invested cash were held by Prudential under a trust agreement. The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Notes Receivable from Participants

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable are reported net of an allowance. The balance of deemed loans at December 31, 2020 and 2019 was $216,948 and $279,255, respectively.

On March 27, 2020, the CARES Act was enacted into law. The CARES Act allowed participants to borrow up to $100,000 from the total of their investment accounts for a maximum of five years with no repayments due until 2021. In accordance with the CARES Act, participants could elect to defer loan repayments in 2020. If such elections were made, the participant's note, including interest accrued during the deferral, was reamortized on January 1, 2021, and the loan repayment period extended by the length of time repayments were deferred.

Contributions

Participant and employer contributions are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan pays some or all Plan related expenses except for a limited category of expenses, known as "settlor expenses," which the law requires the employer to pay. Generally, settlor expenses relate to the design, establishment or termination of the Plan. The expenses charged to the Plan may be charged pro rata to each Participant in relation to the size of each Participant's account balance or may be charged equally to each participant. In addition, some types of expenses may be charged only to some participants based upon their use of a Plan feature or receipt of a plan distribution. Finally, the Plan may charge expenses in a different manner as to Participants who have terminated employment with the Employer versus those Participants who remain employed with the Employer.

Subsequent Events

Management evaluated subsequent events for the Plan through the date the financial statements were available to be issued. No material events have occurred since December 31, 2020 that required recognition or disclosure in these financial statements.

C. Risks and Uncertainties

Coronavirus Pandemic

The Company is closely monitoring the global outbreak of the novel coronavirus (COVID-19). We are unable to determine the ultimate severity or duration of the outbreak or its effect on, among other things, the global, national or local economy. To date COVID-19 has not had a material adverse impact to the Company’s business or the Plan.
D. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy has been established that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels are defined as follows:

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

- Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3: Unobservable inputs that are not corroborated by market data.

A description of the methodologies used to measure the fair value of assets and liabilities follows. These methodologies were consistently applied to all assets carried as of December 31, 2020 and December 31, 2019. The methodology used to measure each major category of assets and liabilities is as follows:

- Mutual funds: Valued based on quoted market prices of the underlying assets provided by the trustee and are classified within Level 1 of the valuation hierarchy.

- Common stock: Valued at the closing price reported on the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.

- Pooled separate accounts: Pooled separate accounts are valued at the net asset value (“NAV”) or equivalent based on units of the pooled separate accounts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is generally based on the fair value of the underlying investments held by the pooled separate account less its liabilities. This practical expedient is not used when it is determined to be probable that the pooled separate account will sell the investment for an amount different than the reported NAV.

- Common collective trust: Common collective trust accounts are valued at NAV of units at a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Fair Value Measurements at December 31, 2020 Using
	Total Carrying Value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual Funds	$44,655,043	$44,655,043	$—	$—
AZZ Stock	539,311	539,311	—	—
Total asset in the fair value hierarchy	45,194,354	45,194,354	—	—

Investments Measured at Net Asset Value
Pool Separate Accounts	26,732,512	—	—	—
Common Collective Trusts	79,749,892	—	—	—

Total Investments at Fair Value	$151,676,758	$45,194,354	$—	$—

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements

Fair Value Measurements at December 31, 2019 Using
	Total Carrying Value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual Funds	$138,931,001	$138,931,001	$—	$—
AZZ Stock	534,764	534,764	—	—
Total asset in the fair value hierarchy	139,465,765	139,465,765	—	—

Investments Measured at Net Asset Value
Pool Separate Accounts	10,640,242	—	—	—
				—
Total Investments at Fair Value	$150,106,007	$139,465,765	$—	$—

Gains and losses (both realized and unrealized) included in changes in net assets for the period above are reported in "Net realized and unrealized gain" in the statement of changes in net assets available for benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2020 and 2019, respectively.

Fair Value of Investments in Entities that Use NAV
	2020	2019
Pooled Separate Account
Fair value	$26,732,512	$10,640,242
Unfunded commitment	None	None
Redemption frequency	Daily	Daily
Other redemption restrictions	None	None
Redemption notice period	None	None

Common Collective Trust(1)
Fair value	$79,749,892	$0
Unfunded commitment	None	None
Redemption frequency	Daily	Daily
Other redemption restrictions	None	None
Redemption notice period	None	None
1.Common collective trust funds: The Trust seeks to provide the highest total return over time, consistent with an emphasis on both capital growth and income. The Trust invests in a diversified portfolio of other T. Rowe Price stock and bond trusts that represent various asset classes and sectors. The Trust's allocation between T. Rowe Price stock and bond trusts will change over time in relation to its target retirement date.

E. Fully Benefit- Responsive Investment Contracts

The Mass Mutual Retirement Services (“MMRS”) SAGIC is a market value separate account investment option with a general investment account guarantee that provides a stated rate of return and insulates participants’ accounts from daily fluctuations in the market. Under the terms of the SAGIC group annuity contract participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their balance in the SAGIC investment option at Contract Value. Contract value is the relevant measure

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements
attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract Value represents contributions plus credited interest less participant withdrawals and fees.

The MMRS considers the SAGIC to be fully benefit responsive notwithstanding the market value events under SAGIC contract that limit the ability of the Plan to transact at Contract Value.

The average yield earned is calculated by dividing the annual interest credited to the plan during the Plan year by the average annual fair value (applicable for those plans that have been in-force with MMRS for more than one year). The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value (applicable for those plans that have been in-force with MMRS for more than one year). The average yield earned by the Plan and the average interest rate credited to the participants is the same, therefore, no adjustment is needed.

Certain events may limit the ability of the Plan to transact at Contract Value. Such events include, but may not be limited to, the following: (1) the complete or partial termination of the Plan; and (2) the establishment or activation of, or material change in any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or a division or as a result of group layoffs or early retirement programs.
F. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
G. Income Tax Status

The Plan uses a prototype plan sponsored by Prudential, and obtained its latest opinion letter on April 29, 2014, in which the Internal Revenue Service stated that the prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is designed to be in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires the Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and December 31, 2019, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) and believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
H. Plan Amendments

Effective January 1, 2019, the Plan was restated to account for merging the Power Electronics, Inc. 401(K) Plan (PEI Plan) into the Plan. The PEI Plan’s original effective date was January 1, 1999. The PEI Plan’s restated effective date is June 11, 2018. On June 11, 2018, $706,446 of assets were transferred from the PEI Plan into the Plan.

AZZ Inc. Employee Benefit Plan and Trust
Notes to Financial Statements
Effective December 1, 2019, the Plan was amended to make the following entities participating employers in the Plan; i) AZZ Galvanizing – Chattanooga LLC, ii) AZZ Surface Technologies – Rowlett LLC, and iii) AZZ Surface Technologies – Terrell LLC.

Effective February 29, 2020, the Plan was amended to remove Nuclear Logistics Inc. as a participating employer in the Plan. The Company divested Nuclear Logistics Inc. as of February 28, 2020.

Effective July 1, 2020, the Plan was amended (i) remove the Safe Harbor Match, (ii) protected Safe Harbor Match amounts provided prior to July 1, 2020, (iii) implemented a discretionary employer match based upon the employer’s formula determined on an annual basis, and (iv) included employee catch up contributions in the computation of the employer’s matching contributions.

Effective July 21, 2020, the Plan was amended to remove Reinforcing Services LLC as a participating employer in the Plan. The Company divested Reinforcing Services LLC in July 2020.

Effective October 26, 2020, the Plan was amended to remove AZZ SMS LLC as a participating employer in the Plan. The Company divested AZZ SMS LLC as of October 26, 2020.

Effective January 1, 2021, the Plan was amended to allow after-tax contributions (ROTH contributions).

I. Party-In-Interest Transactions

Certain investments of the Plan include shares of common stock of AZZ Inc., the Plan sponsor. Transactions in the stock qualify as party-in-interest transactions. At December 31, 2020 and 2019, the Plan held 11,368 shares and 11,638 shares, respectively, of AZZ Inc. common stock. For the years ended December 31, 2020 and December 31, 2019, the Plan recorded investment gains on the AZZ Inc. stock of $15,844 and $64,854, respectively.
J. Delinquent Participant Contributions

The contributions for the year ended December 31, 2020, that were not segregated and remitted in a timely manner totaled $169,446, all of which was remitted during the year ended December 31, 2020.

The contributions for the year ended December 31, 2019, that were not segregated and remitted in a timely manner totaled $2,585,861. Of this amount, $2,288,595 was remitted during the year ended December 31, 2019, and $297,266 was remitted during the year ending December 31, 2020.

SUPPLEMENTAL SCHEDULES

SUPPLEMENTARY INFORMATION
AZZ Inc.
Employee Benefit Plan and Trust
Plan 001, EIN 75-0948250

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2020

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2019	X	$—	$2,585,861	$—	$—
2020	X	$—	$169,446	$—	$—

SUPPLEMENTARY INFORMATION
AZZ Inc.
Employee Benefit Plan and Trust
Plan 001, EIN 75-0948250
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Mass Mutual Stable Value	GIC	**	$11,163,126
	American Funds America Mutual R6	Intl/Global Large Growth	**	9,022,736
	American Funds New World R6	Emerging Market Equity Fund	**	511,122
	T. Rowe Price	Large Cap Growth I	**	17,448,856
	PGIM High Yield	Mid Cap Growth	**	453,031
*	Metwest Core Plus Bond Fund	Intermediate Term Bond	**	9,283,656
	Fid Adv Intl App I	Large Cap Value	**	7,637,719
	T. Rowe Price	Retirement 2005 Fund	**	205,418
	T. Rowe Price	Retirement 2010 Fund	**	194,400
	T. Rowe Price	Retirement 2015 Fund	**	1,277,397
	T. Rowe Price	Retirement 2020 Fund	**	6,676,791
	T. Rowe Price	Retirement 2025 Fund	**	13,740,516
	T. Rowe Price	Retirement 2030 Fund	**	15,472,329
	T. Rowe Price	Retirement 2035 Fund	**	11,929,791
	T. Rowe Price	Retirement 2040 Fund	**	8,634,277
	T. Rowe Price	Retirement 2045 Fund	**	9,322,704
	T. Rowe Price	Retirement 2050 Fund	**	6,614,246
	T. Rowe Price	Retirement 2055 Fund	**	3,464,334
	T. Rowe Price	Retirement 2060 Fund	**	1,959,721
	T. Rowe Price	Retirement Balanced I	**	257,968
	Vanguard FTSE World Index Admiral	Int/Global Large Core	**	762,007
	Vanguard Total Bond Market Index	Intermediate Term Bond	**	3,037,486
	Vanguard 500 Index Admiral	Large Cap Core	**	11,789,620
	Vanguard Mid Cap Index Fund	Mid Cap Core	**	6,496,522
	Vanguard RE IDX Admiral	REIT	**	761,273
	Vanguard Small Cap Index Admiral	Small Cap Core	**	4,183,527
*	AZZ Inc.	AZZ Inc. common stock	**	539,311
*	Participant Notes Receivable	Interest rates ranging from 3.25% to 6.50%	-0-	4,936,368
				$167,776,252

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AZZ Inc. Employee Benefit Plan and Trust

DATE: July 14, 2021	By:	/s/ Philip A. Schlom
Philip A. Schlom
Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Weaver and Tidwell, L.L.P. (Filed herewith)